09042563

n.g.
10/13

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
SEP 30 2009
Washington, DC
121

SEC FILE NUMBER
8-67927

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2008 (mm/dd/yy) AND ENDING 6/30/2009 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elron Capital Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 Market Street, Suite 550
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
10/30

OATH OR AFFIRMATION

I, **Brian Dennen**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Iron Capital Securities, LLC**, as of **6/30/2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

State of California, County of San Francisco
Subscribed and sworn to before me this 29
Day of Sept, 2009, by
Brian Dennen
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public, California

Notary Public

ANDREW F. ALBRIGHT
COMM. #1788733
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Feb. 7, 2012

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Conditions.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Iron Capital Securities, LLC
June 30, 2009

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
FAX (925) 944-6333

Independent Auditors' Report

To the Members
Iron Capital Securities, LLC

We have audited the accompanying statement of financial condition of Iron Capital Securities, LLC as of June 30, 2009 and the related statements of operations and cash flows, for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iron Capital Securities, LLC at June 30, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

September 25, 2009

Iron Capital Securities, LLC

Statement of Financial Condition

June 30, 2009

Assets	
Cash	$ 100,136
Total assets	$ 100,136
Liabilities and Members' Equity	
Accounts payable and accrued liabilities	$ 4,000
Total liabilities	4,000
Total members' equity	96,136
Total liabilities and members' equity	$ 100,136

See independent auditors' report and accompanying notes.

Iron Capital Securities, LLC

Statement of Operations

For the Year Ended June 30, 2009

Revenue	
Commission revenue	$ 120,000
Investment advisory fees	28,427
Total revenue	148,427
Operating Expenses	
Commission expenses	40,030
Other operating expenses	4,091
Professional fees	8,000
Management fees	142,110
Total operating expenses	194,231
Net loss	$ (45,804)

See independent auditors' report and accompanying notes.

Iron Capital Securities, LLC

Statement of Changes in Members' Equity

For the Year Ended June 30, 2009

	Class A Member	Class B Member	Total
July 1, 2008	$ 1,940	$ 0	$ 1,940
Contributions	40,000	100,000	140,000
Net loss	(41,940)	(3,864)	(45,804)
June 30, 2009	$ 0	$ 96,136	$ 96,136

See independent auditors' report and accompanying notes.

Iron Capital Securities, LLC

Statement of Cash Flows

For the Year Ended June 30, 2009

Cash from operating activities:		
Net income (loss) for the period	$	(45,804)
Increase (decrease) in:		
Accounts payable and accrued expenses		4,000
Total cash from operating activities		(41,804)
Cash flows from investing activities:		
Capital additions		140,000
Net cash used by investing activities		140,000
Net cash increase (decreases) in cash and cash equivalents		98,196
Cash and cash equivalents at beginning of period		1,940
Cash and cash equivalents at end of period	$	100,136

See independent auditors' report and accompanying notes.

Iron Capital Securities, LLC

Notes to the Financial Statements

June 30, 2009

1. Organization

Iron Capital Securities, LLC (the "Company") was formed as a limited liability company in California on April 6, 2008. In December, 2008 the Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and was accepted as a member of the Financial Industry Regulation Authority (FINRA). The Company is engaged in the private placement of securities and investment advisory services. In June, 2009 the Company was approved by FINRA to sell general securities.

2. Significant Accounting Policies

a. Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. Cash equivalents exclude cash held as collateral for any corporate obligation. Cash equivalents and short-term investments are stated at cost which approximate market value.

b. Accounts Receivable

The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

c. Investment Banking Fees

Investment banking revenues are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

d. Use of Estimates

The preparation of financial statements in accordance with requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

2. Significant Accounting Policies (Continued)

e. Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

f. Income Taxes - LLC

The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800.

3. Risk Concentration

Due to the nature of the merger and acquisition business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 81% of revenue was generated from one customer.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At June 30, 2009, the Company's net capital was $96,136 which exceeded the requirement by $91,136.

5. Related Party Transactions

Iron Capital Holdings, LLC is the Company's majority member. The Member provides office space and pays most overhead expenses for the Company. Management fees of $142,110 were paid to the Member and represents reimbursements of those expenses paid on the Company's behalf. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. Members' equity

Members' equity consists of Class A and B members. Membership interests are measured in units of the two classes, Class A Units and Class B Units, each with the rights and interests as set forth in the Company's operating agreement. Class A member shall participate in all Company activities and shall share in Company profits, losses, and distributions related to or arising from all activities of the Company. Class B member shall participate in only those Company activities relating to the purchase and sale of securities and the private placement of securities by the Company and shall be entitled to 25% of the profits, losses and distributions from the sale of securities and 5% of the profits, losses and distributions from the private placement of securities by the Company.

SUPPLEMENTAL INFORMATION

Iron Capital Securities, LLC

Schedule I

Computation of Net Capital Under Rule 15c3- of the Securities and Exchange Commission

As of June 30, 2009

Net Capital	
Total members' equity	$ 96,136
Less: Non-allowable assets	
Net capital	$ 96,136
Net minimum capital requirement of 12.5 % of aggregate indebtedness of $4,000 or $5,000 whichever is greater	(5,000)
Excess net capital	$ 91,136

Reconciliation with Company's Net Capital Computation

(included in Part II of Form X-17A-5 as of June 30, 2009

There were no material differences noted in the Company's net capital computation.

Iron Capital Securities, LLC

Schedule II

Computation of Determination of Reserve Requirements

Pursuant to Rule 15c3-3 of the

Securities and Exchange Commission

For the Year Ended June 30, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Pershing, LLC or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control

Requirements Under Rule 15c3-3

For the Year Ended June 30, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
FAX (925) 944-6333

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Members
Iron Capital Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Iron Capital Securities, LLC (the Company), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended June 30, 2009, and this report does not affect our report thereon dated September 25, 2009.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S.W. Hatfield + Associates

September 25, 2009

Iron Capital Securities, LLC

Annual Audit Report

June 30, 2009

ERNST WINTTER & ASSOCIATES
Certified Public Accountants